SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 11 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH

COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release – New Chairman of the Board of Directors

May 11, 2012

Ivanhoe Mines appoints new chairman and additional director

VANCOUVER, CANADA – Ivanhoe Mines announced today that the company’s Board of Directors has appointed Dr. David Klingner as chairman. The board has also reappointed Livia Mahler as a company director.

Upon his appointment, Dr. Klingner said, “It is an honour to be appointed Chairman of the Ivanhoe Mines Board of Directors. The company is advancing towards a significant milestone as phase one construction at Oyu Tolgoi nears completion and production is set to begin. The people of Mongolia will benefit from Oyu Tolgoi, which will be one of the country’s largest mining operations. I look forward to working with my fellow directors and the new senior management team as we further develop this impressive operation.”

Kay Priestly, Ivanhoe Mines Chief Executive Officer, said, “The appointment of David Klingner as Chairman and reappointing of Livia Mahler as a director is another important step in the corporate governance transition agreed by Ivanhoe and Rio Tinto. The agreement with Rio Tinto announced on April 18, 2012 also establishes a comprehensive financing plan providing financial stability supporting the development of Oyu Tolgoi for the benefit of all shareholders.

“At the end of April, Oyu Tolgoi’s overall phase one construction was 82% complete and mining and stockpiling of first ore from the open pit had begun, which is indicative of the good progress we are making. Moving forward, our strategy will focus on the continued timely development of Oyu Tolgoi where we expect first production in the second half of 2012 and the beginning of commercial production in the first half of 2013.”

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors	Media

Jason Combes	Tony Shaffer
Phone: +1 604.648.3920	Phone: +1 604.648.3934
Email: jasonco@ivancorp.net	Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to statements made with respect to the scheduled start of production from the initial open-pit mine in the second half of this year; statements regarding the ramp-up to commercial production during the first half of 2013; and statements regarding the memorandum of agreement that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for Ivanhoe’s flagship Oyu Tolgoi Project in southern Mongolia.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the headings “Risk Factors” and “Risks and Uncertainties” elsewhere in the Company’s periodic filings with Canadian and U.S. securities regulators. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 11 May 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary